Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220447

Prospectus Supplement No. 1 to

Prospectus dated October 6, 2017

SUPPLEMENT TO

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

This prospectus supplement no. 1 supplements and amends the proxy statement/prospectus dated October 6, 2017, which is referred to as the “original prospectus,” relating to the Agreement and Plan of Merger and Reorganization, dated July 31, 2017, or the Merger Agreement, pursuant to which Coronado Merger Sub, Inc., a wholly owned subsidiary of Invitae Corporation, or Invitae, will merge with and into CombiMatrix Corporation, or CombiMatrix, with CombiMatrix surviving as a wholly owned subsidiary of Invitae, which is referred to as the Merger. In connection with the Merger, Invitae has offered to exchange outstanding Series F warrants to acquire shares of common stock of CombiMatrix, or CombiMatrix Series F warrants, validly tendered and not withdrawn in the offer, for shares of Invitae common stock, which is referred to as the “Warrant Exchange Offer.” As described in this prospectus supplement, for purposes of calculating and satisfying the condition in the Merger Agreement that at least 90% of the CombiMatrix Series F warrants outstanding immediately prior to the date of the Merger Agreement shall have been validly tendered and not withdrawn prior to the expiration of the Warrant Exchange Offer, which is a condition to Invitae’s obligation to consummate the Merger, Invitae will also count towards such 90% requirement any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Warrant Exchange Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger).

Except for counting CombiMatrix Series F warrant exercises prior to the expiration of the Warrant Exchange Offer toward the minimum required tender condition of 90% as noted above, all other terms and conditions of the Merger and Warrant Exchange Offer remain the same. This prospectus supplement modifies and supersedes certain information in the original prospectus to (i) reflect Invitae’s acceptance of CombiMatrix Series F warrant exercises prior to the expiration of the Warrant Exchange Offer toward the minimum required tender condition of 90%, (ii) provide updated estimates of the fraction of a share of Invitae common stock, or the Exchange Ratio, into which each share of CombiMatrix common stock will be converted upon a closing of the Merger, based on CombiMatrix’s current estimate of net cash, (iii) provide updated estimates of the number of shares of Invitae common stock to be issued in connection with the Merger and the Warrant Exchange Offer, and (iv) provide additional disclosure as to how the participation percentage by the holders of the CombiMatrix Series F warrants in the Warrant Exchange Offer and the amount of CombiMatrix Series F warrants separately exercised impacts the implied per share Merger consideration based on CombiMatrix’s currently estimated net cash. This prospectus supplement should be read in conjunction with the original prospectus.

As explained in the original prospectus, the special meeting of CombiMatrix stockholders will be held on November 10, 2017 at 1:00 pm, local time, at the offices of Stradling Yocca Carlson & Rauth, P.C., 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660. At the special meeting of CombiMatrix stockholders, CombiMatrix stockholders will be asked to vote on the adoption of the Merger Agreement, or the Merger Proposal, and certain other matters. The CombiMatrix board of directors unanimously recommends that CombiMatrix stockholders vote “FOR” the Merger Proposal and “FOR” the other related proposals.

This prospectus supplement is related to the issuance of shares of Invitae common stock in the Merger and, together with the original prospectus, constitutes a proxy statement for CombiMatrix to use in soliciting proxies for its special meeting of stockholders.

CombiMatrix stockholders who have already voted on the Merger Proposal and the other related proposals described in the original prospectus and who do not wish to revoke their proxy do not need to take any further action. CombiMatrix stockholders who have not done so should vote as soon as possible by the method described in the original prospectus to ensure that their shares are represented and voted in accordance with their wishes, whether or not they plan to attend the special meeting. For detailed information regarding voting instructions, please refer to the section of the original prospectus entitled “Special Meeting of CombiMatrix Stockholders.”

For a discussion of certain factors that CombiMatrix stockholders should consider in connection with the Merger, please carefully read the section entitled “Risk Factors” beginning on page 38 of the original prospectus. You can obtain a copy of the original prospectus free of charge through the SEC’s website (www.sec.gov).

Neither Invitae nor CombiMatrix has authorized any person to provide any information or to make any representation in connection with the Merger other than the information contained in, annexed to or incorporated by reference in the original prospectus or this document, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Invitae or CombiMatrix.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the original prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is October 23, 2017.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why is Invitae counting CombiMatrix Series F warrant exercises toward the minimum required tender condition of 90% in the Warrant Exchange Offer?

A:	In order to successfully clear the CombiMatrix Series F warrants and streamline CombiMatrix’s capital structure in connection with the Merger, Invitae seeks to eliminate all CombiMatrix Series F warrants and therefore is willing to count any and all exercises of CombiMatrix Series F warrants prior to the expiration of the Warrant Exchange Offer toward the minimum required tender condition of 90%. In this regard, such exercises as are made contingent solely upon a closing of the Merger will also be counted towards such 90% requirement.

Q:	What will CombiMatrix stockholders receive in the Merger?

A:	At the effective time of the Merger, each share of CombiMatrix common stock will be converted into the right to receive a fraction of a share of Invitae common stock, or the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be between approximately 0.925 and 0.855 shares of Invitae common stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the original prospectus, and the estimate of the Exchange Ratio is subject to adjustment. For example, the estimated Exchange Ratio of 0.925 was calculated assuming that 100% of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer. Based on the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to July 31, 2017, the date on which the Merger Agreement was executed, and currently estimated CombiMatrix net cash of negative $0.2 million (the calculation of which includes a reduction for CombiMatrix transaction bonuses payable), the estimated Exchange Ratio represented $8.78 in value for each share of CombiMatrix common stock. If, instead of being exchanged, 100% of the CombiMatrix Series F warrants were exercised prior to the Merger, the Exchange Ratio would be reduced to 0.855, representing $8.11 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $1.7 million (the calculation of which excludes warrant exercise proceeds).

Alternatively, if none of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer or exercised prior to the Merger and all CombiMatrix Series F warrants are assumed by Invitae, the Exchange Ratio would be reduced to 0.869, representing $8.25 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $0.08 million; provided, however, that Invitae’s obligation to proceed with the Merger is subject to a participation level in the Warrant Exchange Offer of at least 90% (and as described in this prospectus supplement, Invitae is willing to accept exercises of CombiMatrix Series F warrants prior to the expiration of the Warrant Exchange Offer, including such exercises as are made contingent solely upon a closing of the Merger, toward the 90% participation level).

These dollar values may fluctuate higher or lower prior to the closing of the Merger depending on fluctuations in the price of Invitae common stock on the NYSE. See the sections of the original prospectus and this prospectus supplement, as applicable, entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Determination of CombiMatrix Net Cash; Merger Consideration Sensitivity Analysis” for additional factors that may affect the Exchange Ratio.

Q:	How many shares of Invitae common stock will be issued in the Merger?

A:

In connection with the Merger and the Warrant Exchange Offer, Invitae expects to issue a maximum of 4,058,275 shares of common stock, including common stock underlying warrants and restricted stock units, or RSUs, issuable, to CombiMatrix securityholders who, immediately after the Merger, are expected to own approximately 7% of the fully-diluted common stock of the combined company, with Invitae securityholders, whose shares of Invitae capital stock will remain outstanding after the Merger, owning approximately 93% of the fully-diluted common stock of the combined company. These estimates are based on the assumption that 100% of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer and subject to adjustment. If, however, all of the CombiMatrix Series F warrants are exercised prior to expiration of the Warrant Exchange Offer, the maximum amount of Invitae shares expected by Invitae to be issued would increase to 5,100,457, with CombiMatrix securityholders owning 8.7% of the fully-diluted common stock of the combined company and Invitae securityholders owning 91.3% of the fully-diluted common stock of the combined company.

The total number of shares of Invitae common stock to be issued by Invitae in connection with the Merger and the Warrant Exchange Offer depends primarily upon:

•	The amount of CombiMatrix’s net cash as of the closing of the Merger; and

•	The number of CombiMatrix Series F warrants outstanding as of the closing of the Merger, which depends on how many CombiMatrix Series F warrants are exercised or exchanged pursuant to the Warrant Exchange Offer.

For illustrative purposes only, the examples below provide two different scenarios showing the effect of the number of CombiMatrix Series F warrants either tendered in the Warrant Exchange Offer or exercised on the number of shares of Invitae common stock issued in the Merger, but do not take into account certain other factors. The examples also do not reflect Invitae common stock and RSUs issuable to CombiMatrix executive officers and directors under the CombiMatrix transaction bonus plan or issuable upon exercise of the CombiMatrix Series D warrants assumed by Invitae in the Merger. See the sections the original prospectus and this prospectus supplement, as applicable, entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis” for additional factors that may affect the number of shares of Invitae common stock issued in the Merger.

Example 1: All CombiMatrix Series F Warrants Tendered

As of October 19, 2017, CombiMatrix had 3,052,522 shares of common stock outstanding (inclusive of common stock underlying Series F preferred stock, RSUs, and in-the-money options) and 2,062,066 CombiMatrix Series F warrants outstanding. In the event that all CombiMatrix Series F warrants are tendered in the Warrant Exchange Offer, CombiMatrix currently estimates that net cash at the closing of the Merger will be approximately negative $0.2 million. If there is no change after October 19, 2017 in the number of shares of CombiMatrix common stock outstanding, then subject to adjustment for CombiMatrix’s net cash as of the closing of the Merger (including adjustments for payments to participants in CombiMatrix’s transaction bonus plan), Invitae would issue shares of Invitae common stock with an aggregate value of approximately $26,759,647 in exchange for all of such outstanding CombiMatrix capital stock. Using the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to the execution date of the Merger Agreement of July 31, 2017, or the Invitae Trailing Average Share Value, Invitae would issue approximately 2,819,476 shares of Invitae common stock for all of such outstanding shares of CombiMatrix common stock, which means that each share of CombiMatrix common stock would be exchanged for 0.925 shares of Invitae common stock at a per share value of $8.78 based on the Invitae Trailing Average Share Value.

In the Warrant Exchange Offer, holders of CombiMatrix Series F warrants may exchange their outstanding CombiMatrix Series F warrants for shares of Invitae common stock with a value calculated to represent at least $2.90 per CombiMatrix Series F warrant based on the Invitae Trailing Average Share Value, or an aggregate value of approximately $6 million in Invitae common stock if all 2,062,066 CombiMatrix Series F warrants were tendered (based on the number of CombiMatrix Series F warrants outstanding as of October 19, 2017). Using the Invitae Trailing Average Share Value of $9.491, each CombiMatrix Series F warrant is exchangeable for 0.3056 shares of Invitae common stock (i.e., $2.90 divided by $9.491), and a total of 630,167 shares of Invitae common stock would be issued in connection with the Warrant Exchange Offer.

Example 2: All CombiMatrix Series F Warrants Exercised

If all of the CombiMatrix Series F warrant holders exercised their warrants and purchased CombiMatrix common stock at the exercise price of $5.17, based on the number of shares of common stock outstanding as of October 19, 2017, CombiMatrix would have approximately 5,114,588 shares of common stock outstanding and no CombiMatrix Series F warrants outstanding at the closing of the Merger. In addition, CombiMatrix would have realized approximately $10,660,881 in cash from the CombiMatrix Series F warrants exercised, which CombiMatrix is required to preserve and include in the calculation of net cash pursuant to the Merger Agreement. The Merger Agreement also requires Invitae to issue additional shares of Invitae common stock to reflect the increase in CombiMatrix net cash resulting from warrant exercises. Using the Invitae Trailing Average Share Value, Invitae would be required to issue an additional 1,021,152 shares of Invitae common stock, or a total of 3,840,628 shares of Invitae common stock for the approximately 5,114,588 shares of CombiMatrix common stock then outstanding. This would mean that each share of CombiMatrix common stock would be entitled to be exchanged for 0.751 shares of Invitae common stock, which using the Invitae Trailing Average Share Value, would have a value of $7.13 per share.

Pursuant to the Merger Agreement, however, Invitae and CombiMatrix have agreed on a minimum per share value of Invitae common stock, notwithstanding the result of the calculation above, for which each share of CombiMatrix common stock would be exchanged equal to $8.25 based on the Invitae Trailing Average Share Value, subject to net cash adjustments. Using this minimum per share value and assuming a net cash adjustment of negative $0.14 per share of CombiMatrix common stock, which CombiMatrix expects in the event that all CombiMatrix Series F warrants are exercised, each share of CombiMatrix common stock would be exchangeable for 0.855 shares of Invitae common stock, or a total of 4,368,315 shares of Invitae common stock, which using the Invitae Trailing Average Share Value would have a value of $8.11 per share.

Q:	Is the Merger consideration impacted by the number of CombiMatrix Series F warrants tendered in the Warrant Exchange Offer or exercised?

A:	Yes. The per share value of the Merger consideration payable to the holders of the CombiMatrix common stock will be reduced to the extent that more shares are outstanding as of a closing of the Merger. Therefore, to the extent that CombiMatrix Series F warrants are exercised prior to a closing and/or are assumed by Invitae, the per share value of the Merger consideration will be reduced. For a table showing the impact of such warrant exercises and tenders on the per share value of the Merger consideration and additional discussion of the foregoing, see the section of the original prospectus and this prospectus supplement entitled “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis.”

Q:	How does the CombiMatrix board of directors recommend that I vote?

A:	The CombiMatrix board of directors unanimously recommends that the CombiMatrix stockholders vote “FOR” each of the Merger Proposal and the other related proposals described in the original prospectus.

Q:	How do I vote my shares of CombiMatrix common stock?

A:	CombiMatrix stockholders who have not yet voted on the Merger Proposal and the other related proposals should vote as soon as possible by the method described in the original prospectus to ensure that their shares are represented and voted in accordance with their wishes, whether or not they plan to attend the special meeting. For detailed information regarding voting instructions, please refer to the section of the original prospectus entitled “Special Meeting of CombiMatrix Stockholders.”

CombiMatrix stockholders who have already voted and do not wish to revoke their proxy do not need to take any further action.

Q:	Can I change my vote if I have already returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your shares are voted at the CombiMatrix special meeting. You can do this in one of three ways:

•	enter a new vote over the Internet or by telephone, or by signing and returning a replacement proxy card;

•	provide written notice of the revocation to CombiMatrix’s Corporate Secretary at its principal executive office, 300 Goddard, Suite 100, Irvine, California 92618; or

•	attend the special meeting and vote in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new signed proxy to CombiMatrix’s Corporate Secretary to be received no later than the beginning of the special meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote.

Q:	Where can I find more information about Invitae and CombiMatrix?

A:	You can find more information about Invitae and CombiMatrix from various sources described in the section of the original prospectus entitled “Where You Can Find More Information.”

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or Invitae’s acceptance of CombiMatrix Series F warrant exercises as counting toward the minimum required condition of 90% in the Warrant Exchange Offer, you should contact Advantage Proxy, Inc., CombiMatrix’s proxy solicitor for the Merger:

ADVANTAGE PROXY, INC.

PO Box 13581

Des Moines, WA 98198

Telephone: (877) 870-8565 (toll free); (206) 870-8565 (collect)

Email: ksmith@advantageproxy.com

THE MERGER AGREEMENT

Amended description of the Merger Agreement:

The discussion set forth in the original prospectus regarding the Merger Agreement is hereby amended and supplemented as follows:

Merger Consideration and Exchange Ratio

It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be between approximately 0.925 and 0.855 shares of Invitae common stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the original prospectus, and the estimate of the Exchange Ratio is subject to adjustment prior to a closing of the Merger, including (i) adjustments to account for the issuance of any additional shares of CombiMatrix common stock prior to the consummation of the Merger, (ii) adjustments to account for CombiMatrix’s net cash at the effective time of the Merger and (iii) adjustments to account for the number of CombiMatrix Series F warrants exchanged in the Warrant Exchange Offer. For example, the estimated Exchange Ratio of 0.925 was calculated assuming that 100% of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer. Based on the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to July 31, 2017, the date on which the Merger Agreement was executed, and currently estimated CombiMatrix net cash of negative $0.2 million (the calculation of which includes a reduction for CombiMatrix transaction bonuses payable), the estimated Exchange Ratio represented $8.78 in value for each share of CombiMatrix common stock. If, instead of being exchanged, 100% of the CombiMatrix Series F warrants were exercised prior to the Merger, the Exchange Ratio would be reduced to 0.855, representing $8.11 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $1.7 million (the calculation of which excludes warrant exercise proceeds).

Alternatively, if none of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer or exercised prior to the Merger and all CombiMatrix Series F warrants are assumed by Invitae, the Exchange Ratio would be reduced to 0.869, representing $8.25 in value for each share of CombiMatrix common stock, based on estimated CombiMatrix net cash of negative $0.08 million; provided, however, that Invitae’s obligation to proceed with the Merger is subject to a participation level in the Warrant Exchange Offer of at least 90% (and as described in this prospectus supplement, Invitae is willing to accept exercises of CombiMatrix Series F warrants prior to the expiration of the Warrant Exchange Offer, including such exercises as are made contingent solely upon a closing of the Merger, toward the 90% participation level).

These dollar values may fluctuate higher or lower prior to the closing of the Merger depending on fluctuations in the price of Invitae common stock on the NYSE.

Based on the estimates set forth above, in connection with the Merger and the Warrant Exchange Offer, Invitae expects to issue a maximum of 4,058,275 shares of common stock, including common stock underlying warrants and Invitae RSUs, to CombiMatrix securityholders who, immediately after the Merger, are expected to own approximately 7% of the fully-diluted common stock of the combined company, with Invitae securityholders, whose shares of Invitae capital stock will remain outstanding after the Merger, owning approximately 93% of the fully-diluted common stock of the combined company. These estimates are based on the assumption that 100% of the CombiMatrix Series F warrants are exchanged in the Warrant Exchange Offer and are subject to adjustment. If, however, all of the CombiMatrix Series F warrants are exercised prior to expiration of the Offer, the maximum amount of Invitae shares expected by Invitae to be issued would increase to 5,100,457, with CombiMatrix securityholders owning 8.7% of the fully-diluted common stock of the combined company and Invitae securityholders owning 91.3% of the fully-diluted common stock of the combined company.

For a complete discussion of the Merger consideration and the Exchange Ratio, including additional factors that may affect the Exchange Ratio, see the sections of the original prospectus and this prospectus supplement, as applicable, entitled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis.”

Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis

The method of determining CombiMatrix’s net cash pursuant to the Merger Agreement for purposes of the Exchange Ratio, and a sensitivity analysis illustrating how the participation percentage by the holders of the CombiMatrix Series F warrants in the Warrant Exchange Offer and the amount of CombiMatrix Series F warrants separately exercised impacts the implied per share Merger consideration based on estimated CombiMatrix net cash (before taking into account in such net cash amount any transaction bonus payments or, as applicable, warrant exercise proceeds), are set forth in the original prospectus under “The Merger Agreement—Determination of CombiMatrix’s Net Cash; Merger Consideration Sensitivity Analysis,” which discussion is hereby amended and supplemented as follows:

Based on the Invitae Trailing Average Share Value, the table below shows how the participation percentage by the holders of the CombiMatrix Series F warrants in the Warrant Exchange Offer and the amount of warrants separately exercised impacts the implied per share Merger consideration based on estimated CombiMatrix net cash of positive $2.4 million (before taking into account in such net cash amount any transaction bonus payments or, as applicable, warrant exercise proceeds), and, after taking into account transaction bonus payments and, as applicable, warrant exercise proceeds in the calculation of net cash, between negative $0.2 million (where all CombiMatrix Series F Warrants are tendered) and negative $1.7 million (where all CombiMatrix Series F Warrants are exercised). To clarify, the transaction bonus amount will vary depending on the overall net consideration paid to the CombiMatrix common stockholders at closing:

The table below reflects scenarios where the participation percentage by the holders of the CombiMatrix Series F warrants in the Warrant Exchange Offer ranges from 90% to 100% (assuming none of the CombiMatrix Series F warrants are exercised prior to expiration of the Warrant Exchange Offer):

The table below reflects scenarios where the percentage of the CombiMatrix Series F warrants exercised prior to the expiration of the Warrant Exchange Offer ranges from 90% to 100% (assuming none of the CombiMatrix Series F warrants are tendered in the Warrant Exchange Offer):

Invitae Common Stock

Each share of Invitae common stock issued and outstanding at the closing of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. Invitae stock options, RSUs and warrants issued and outstanding at the closing of the Merger will also remain issued and outstanding and unaffected by the Merger. Immediately after the Merger, Invitae securityholders are expected to own approximately 93% of the fully-diluted common stock of the combined company.

THE WARRANT EXCHANGE OFFER

Amended description of the Warrant Exchange Offer:

The description of the Warrant Exchange Offer set forth in the original prospectus under “The Warrant Exchange Offer,” is hereby amended and supplemented as follows:

As of October 19, 2017, there were outstanding CombiMatrix Series F warrants held by public warrant holders to acquire a total of 2,062,066 shares of CombiMatrix common stock at an exercise price of $5.17 per share, which were issued pursuant to common stock purchase warrants as part of an underwritten public offering by CombiMatrix that closed on March 24, 2016. The CombiMatrix Series F warrants were immediately exercisable upon issuance and have a term of five years. In the Merger Agreement, Invitae and CombiMatrix agreed that Invitae would conduct an exchange offer for the CombiMatrix Series F warrants held by the public warrant holders of CombiMatrix.

In the Warrant Exchange Offer, holders of CombiMatrix Series F warrants may exchange their outstanding CombiMatrix Series F warrants for shares of Invitae common stock with a value calculated to represent at least $2.90 (based on the average closing price of $9.491 per share of Invitae common stock on the NYSE for the 30 trading days prior to July 31, 2017, the date on which the Merger Agreement was executed) per CombiMatrix Series F warrant.

Among other items, Invitae’s obligation to consummate the Merger is conditioned on at least 90% of the CombiMatrix Series F warrants outstanding immediately prior to the date of the Merger Agreement having been validly tendered and not withdrawn prior to the expiration of the Warrant Exchange Offer; provided, however, that Invitae will also count towards such 90% requirement any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Warrant Exchange Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger). If the Merger is completed, each CombiMatrix Series F warrant not tendered in the Warrant Exchange Offer (or exercised) will be assumed by Invitae in accordance with its terms and converted into a warrant to purchase the number of shares of Invitae common stock as the holder thereof would have received in the Merger had the CombiMatrix Series F warrant been exercised for shares of CombiMatrix common stock immediately prior to the completion of the Merger. The number of shares of Invitae common stock underlying such warrant and the exercise price would be adjusted to reflect the Exchange Ratio. Issuance of any new Invitae warrants is subject to successful completion of the Warrant Exchange Offer and closing of the Merger. Invitae does not currently intend to list such warrants for trading on any exchange.

The Warrant Exchange Offer is being conducted pursuant to a registration statement on Form S-4 (No. 333-220448), which was declared effective on October 5, 2017. The Warrant Exchange Offer is expected to be completed at or immediately prior to the completion of the Merger, if the conditions to the Warrant Exchange Offer are satisfied or waived as applicable.

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